FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2016

ABBEY NATIONAL TREASURY SERVICES PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National Treasury Services plc

(the "Company")

NOTICE OF 2016 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2016 Annual General Meeting of the Company will be held on 31 March 2016 at 2.30 pm at 2 Triton Square, Regent’s Place, London, NW1 3AN for the following purposes:

1.	To receive the Directors' Report and Audited Accounts of the Company for the year ended 31 December 2015.

2.	To appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office from the conclusion of this meeting.

3.	To re-elect Mr A Roman as a director of the Company following his retirement by rotation.

Date: 26 February 2016

By Order of the Board

________________________________

Shaun Coles

Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN

Notes:

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his or her behalf. A proxy need not also be a member. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights to a different share or shares held by the member. To be effective the proxy appointment must be completed in accordance with the instructions and received by the Company no later than 48 hours before the time for which the meeting is convened.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL TREASURY SERVICES PLC

Dated: 26 February 2016	By / s / Shaun Coles
(Authorized Signatory)